Exhibit 99.2

 FY22 and Q4 FY22 Results  SEPTEMBER 2022 | NASDAQ: IREN  Bitcoin mining. Done Sustainably.

 Disclaimer  Forward-Looking Statements   This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target,” “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.  These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under its hardware purchase contracts with Bitmain) and the Company’s growth plans; Iris Energy’s failure to make certain payments due under any one of its hardware purchase contracts with Bitmain on a timely basis could result in liquidated damages, claims for specific performance or other claims against Iris Energy, any of which could result in a loss of all or a portion of any prepayments or deposits made under the relevant contract or other liabilities in respect of the relevant contract, and could also result in Iris Energy not receiving certain discounts under the relevant contract or receiving the relevant hardware at all, any of which could adversely impact its business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, which could adversely impact its financial condition, cash flows and results of operations, as well as its ability to raise additional financing; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2022, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.  These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this presentation.   The information in this presentation is only effective as of the date given, September 13, 2022, and will not be updated or affirmed unless and until Iris Energy publicly announces updated or affirmed information. Distribution or reference of this deck following September 13, 2022, does not constitute Iris Energy re-affirming information. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.  Non-IFRS Financial Measures   This presentation includes non-IFRS financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin. See ‘Financial Summary’ in this presentation for a definition of Adjusted EBITDA and Adjusted EBITDA Margin, along with a reconciliation to net profit/(loss) after income tax expense, the nearest applicable IFRS measure, for the periods presented. We provide Adjusted EBITDA and Adjusted EBITDA Margin in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBTIDA and Adjusted EBITDA Margin. For example, other companies, including companies in our industry, may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance.   All financial information included in this presentation is denominated in USD and references to “$” are to USD unless otherwise stated. All timing references in this presentation are to calendar quarters and calendar years, unless otherwise specified.  Industry and Statistical Data   This presentation includes industry data, statistical data, estimates and other forecasts that may have been obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry, internal company surveys, and our review and analysis of market conditions, surveys and industry feedback. Our expectations regarding market and industry data, including expected growth rates, are subject to change based on our ongoing analysis of prevailing market and industry conditions and, as a result, assumptions based on such expectations may not be reliable indicators of future results. We undertake no obligation to update such figures in the future. These sources include government and industry sources, including third-party websites. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Further, certain financial measures and statistical information in this document have been subject to rounding adjustments. Accordingly, the sum of certain data may not conform to the expressed total.  2

 3  Executional excellence  Who is Iris Energy?  3  A leading owner and operator of highly efficient proprietary Bitcoin mining data centers   6.0 EH/s of expected capacity, powered by 100% renewable energy  We believe:  Bitcoin is here to stay  Bitcoin mining can support the energy transition  Bitcoin mining can be done better

Iris Energy

We have been doing it the right way



Non-HODL strategy	✓ 75% higher realized price[1]
Proven execution	✓ Delivered all projects on schedule
Highest efficiency	✓ 16% more Bitcoin mined per EH/s than peers[2]
Strong balance sheet	✓ $110m cash[3], no corporate debt[3] and 6.0 EH/s of miners[4]
Low operating costs	✓ $7.9k electricity cost per Bitcoin mined[5]

1. Iris Energy FY22 (July 1, 2021 – June 30, 2022) average realized Bitcoin price of $42,216 compared to average June 2022 Bitcoin price of $24,182 (calculated using Nasdaq data feed).
2. Calculated as the average of monthly Bitcoin mined per EH/s between January 1, 2022 and August 31, 2022 with reference to peer public disclosures. Peer group comprises Bitfarms, Core Scientific, Hut 8, Riot Blockchain, Argo Blockchain, Marathon Digital, Hive Blockchain, Cleanspark and Greenidge.
3. Cash balance as of June 30, 2022. Existing equipment financing is limited recourse financing within wholly owned subsidiaries of the Company.
4. Iris Energy has 2.3 EH/s operating capacity and an additional 1.4 EH/s in commissioning phase. As announced on August 1, 2022, Iris Energy has reached agreement with Bitmain Technologies Limited to ship an additional 1.7 EH/s of contracted S19j Pro miners.
5. Reflects Iris Energy's electricity costs per Bitcoin mined in FY22. Excludes all other expenses, overheads and fees.

4

 Industry leading data centers  16% more Bitcoin mined per EH/s compared to peer average  Bitcoin mined per EH/s (Jan – Aug 2022)  Source: Available peer public disclosures as of September 9, 2022. Calculated as the average of monthly Bitcoin mined per EH/s between January 1, 2022 and August 31, 2022. Bitcoin mined per EH/s for peers calculated as Bitcoin mined for the relevant month divided by the average of the reported hashrate for the corresponding month and the immediately preceding month.  5  +16% implied uptime  High efficiency proprietary air-cooled data centers  No shipping containers or warehouses  Miners operated through -30°C (-22°F) to 40°C (104°F) conditions    Peer Average: 118

 6  IREN: Leading Nasdaq-listed Bitcoin miner  Source: Available peer public disclosures as of September 9, 2022.  Installed hashrate as of August 31, 2022.  2.3 EH/s operating capacity and an additional 1.4 EH/s in commissioning phase.  Installed hashrate1 (EH/s)  2

 7  Track record of delivery, near-term growth pathway  Projects continue to be commissioned on schedule  Under Construction  Operating capacity  2.3 EH/s operating capacity and an additional 1.4 EH/s in commissioning phase.  1

 8  Balance sheet and mining profitability  IREN equity value  45% discount to net assets  Balance sheet (as of June 30, 2022)  $110m cash, no corporate debt1  $462m net assets2  ~$76m net cash spend anticipated to fully fund 6.0 EH/s of operating capacity3  Existing equipment financing is limited recourse financing within wholly owned subsidiaries of the Company.   Net assets = $570m total assets less $108m total borrowings as of June 30, 2022.  Indicative estimated net cash spend to fund miners and infrastructure required to reach 6.0 EH/s of operating capacity (as of June 30, 2022). Net cash spend comprises expected remaining capex net of anticipated sales tax and connection deposit refunds.   Please see the Coinwarz Bitcoin Mining Calculator (https://www.coinwarz.com/mining/bitcoin/calculator). Inputs for 6.0 EH/s: 6,000 PH/s (hashrate), 190MW (power consumption) and $0.048/kWh (electricity costs) – prefilled link here. Note electricity cost assumption is based on existing BC operations; as Texas is a deregulated power market, future electricity costs for Texas are currently unknown, and are expected to be to influenced by, amongst other things, prevailing market prices around the time of commissioning.  Illustrative net revenue = Illustrative gross revenue less assumed mining pool fees. Illustrative mining profit = Illustrative net revenue less assumed electricity costs.  The illustrative outputs assume nameplate hashrate is fully installed and operating today using the above assumptions. These assumptions are likely to be different in the future and users should input their own assumptions.  Mining profitability potential  Assuming 6.0 EH/s of hardware is fully operational today6 (annualized)  Bitcoin Price  Net Revenue5  Mining Profit5  Illustrative annualized revenue and mining profit (6.0 EH/s)4  $15,000  $20,000  $25,000  $30,000  $135m  $180m  $225m  $270m  $55m  $100m  $145m  $190m  2  Assumptions  Global hashrate (implied by network difficulty) of ~222 EH/s, transaction fees of ~0.1 BTC per block, pool fees of 0.5% of mining rewards and mining hardware operates at 100% uptime  Note: illustrative mining profit excludes all other expenses, overheads and fees (except electricity costs and mining pool fees)   THE ABOVE INFORMATION IS FOR GENERAL INFORMATION PURPOSES ONLY. THE NET REVENUE AND MINING PROFIT OUTPUTS ARE FOR ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE CONSIDERED PROJECTIONS OF IRIS ENERGY’S OPERATING PERFORMANCE. SUCH NET REVENUE AND MINING PROFIT OUTPUTS ARE BASED ON IMPORTANT ASSUMPTIONS AND HISTORICAL INFORMATION, INCLUDING INFORMATION AND CALCULATIONS FROM THIRD PARTY SOURCES (INCLUDING WEBSITES). WE HAVE NOT INDEPENDENTLY VERIFIED SUCH INFORMATION AND CALCULATIONS, AND SUCH INFORMATION AND CALCULATIONS ARE SUBJECT TO IMPORTANT LIMITATIONS AND COULD PROVE TO BE INACCURATE. THE ILLUSTRATIVE NET REVENUE AND MINING PROFIT OUTPUTS ARE BASED ON HISTORICAL INFORMATION WHICH MAY OR MAY NOT MATERIALIZE IN THE FUTURE – accordingly, there is no assurance that any illustrative outputs WILL BE ACHIEVED within the timeframes presented or at all OR THAT MINING HARDWARE WILL OPERATE AT 100% UPTIME. THE ABOVE AND THIS PRESENTATION SHOULD BE READ STRICTLY IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS DISCLAIMER ON PAGE 2.  (Sep 9, 2022)  (Jun 30, 2022)

Building multi-decade, institutional-grade infrastructure

6.0 EH/s operating capacity, 4.7 EH/s by Q4 2022

Site Overview	Capacity (MW)	Miners (EH/s)[1]	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	50	1.5	Complete	Operating
	30	1.0[2]	Q4 2022	Under construction
Prince George (BC, Canada)	50	1.4	Q3 2022	Commissioning
Sub-total	**160**	**4.7**	**Q4 2022**	
Childress (Texas, US)	40	1.3	2023	Under construction
Total	**200**	**6.0**	**2023**	


British Columbia
Texas

- Average "all-in" power price in BC of ~$0.048/kWh (regulated price fixed every 12 months)[3]
- Progressive build out of an initial 40MW development planned at the 600MW Childress site

1. Approximately 5.9 EH/s of miners expected to be operating, pending deployment, in transit or scheduled to be shipped over the coming month, with the balance scheduled to be shipped during Q4 2022. There can be no assurance that Iris Energy's contracted hardware will become fully operational on the anticipated schedule or at all, and such risks and uncertainties surrounding deployment could delay or prevent Iris Energy from achieving the anticipated hashrate capacity.
2. Operating capacity with respect to the final 30MW phase at Mackenzie is expected to increase from 0.6 EH/s to 1.0 EH/s to support 0.4 EH/s of the recently announced 1.7 EH/s of additional Bitmain S19j Pro miners.
3. The average variable cost of electricity for our current operations is approximately C$0.05096/kWh. In addition, we pay a standing monthly demand charge of approximately C$8.6960/kVA (assuming full load uptime). Average "all-in" power price assumes CADUSD exchange rate of 0.78 as well as application of a 2% Deferral Account Rate Rider (discount) applicable until April 1, 2023.

9

 Experienced Board & management team  10  David Bartholomew  Independent Chair  30+ years’ experience across energy utilities, transportation and industrials  Former CEO of DUET Group (sold to CKI for $5bn in 2017)  Daniel Roberts  Co-Founder and Co-CEO  15+ years’ experience across finance, infrastructure and renewables  Previously 2nd largest individual shareholder in $6bn infrastructure fund  Will Roberts  Co-Founder and Co-CEO  10+ years’ experience across resources, commodities & real assets  Previously Vice President at Macquarie in Commodities & Global Markets  Chris Guzowski  Non-Executive Director  10+ years’ experience in renewables development across Europe & Australia  Founded Mithra Energy, developing 10+ solar PV projects in Poland  Lindsay Ward  President  35+ years’ experience across infrastructure, energy & resources  Previously CEO of Palisade Integrated Management Services  Mike Alfred  Non-Executive Director  15+ years’ experience as founding CEO, Board member and advisor  Previously CEO of Digital Assets Data, Inc. (sold to NYDIG in 2020)  Joanna Brand  General Counsel & Company Secretary  25+ years’ experience in corporate, capital markets, M&A & infrastructure  Previously General Counsel at ME Bank, Jetstar Airways, Billabong & Epic Energy  Belinda Nucifora  Chief Financial Officer  25+ years’ experience in CFO & senior finance roles  Previously CFO of Laser Clinics Australia and Slater & Gordon  Kent Draper  VP – Project Development  15+ years’ experience in financing across infrastructure, power and renewables  Previous experience with First Solar, RBC and Macquarie  Aaron Hawkins  VP – Project Development  15+ years’ experience in engineering, asset management and project delivery  Previous experience with First Solar, Black & Veach and Aurecon  John Juarez  VP – Project Development  15+ years’ experience in investment banking and financing  Previously head of financing for public-private partnerships at Macquarie  Iris Energy’s leadership team has delivered >$25 billion in energy & infrastructure projects  David Shaw  Chief Operating Officer  30+ years’ experience across energy, utilities and resources  Previously SVP Operations Asia-Pacific East at global engineering firm Wood  Denis Skrinnikoff  Chief Technology Officer  15+ years’ experience in the cloud & data center service provider space  Previous senior leadership / M&A experience with TeraGo and RackForce  Bom Shin  VP – Corporate Finance  14+ years’ experience across investment banking and corporate law  Previous experience with RBC, Citi, Highbury and Mallesons  Heather Miller  VP – People, Culture & Community  15+ years’ people and culture experience across all aspects of HR  Previous experience with Nutrien, Agrium and Canadian Pacific Railway

 Capitalization structure  Holder  Shares (#m)1  Shares (% Total)  Founders, board, key management and employees  13.6  24%  Institutional (identified)2  16.7  29%  Institutional (unidentified) / retail / other  26.7  47%  Total3  57.0  100%  Founders, board and key management retain a significant holding in Iris Energy, promoting alignment of interest  11  Notes:  Shareholding information provided is indicative and is provided for illustrative purposes only.  Source: Public filings and indicative Company estimates, as of July 31, 2022.  Reflects ordinary shares on issue plus vested options (immediately exercisable or exercisable within 60 days of July 31, 2022).

 Operational update

 Our team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers  Extensive in-house construction management and operational expertise  World class engineering and construction partners  Rapidly expanding operational team in Canada and Texas  Rolling out standardized proprietary air-cooled data center design  Executional excellence  13

 Early procurement of long-lead items to de-risk construction  Leveraging relationships with key suppliers to expedite manufacture and delivery  Multiple projects allow optimization of standardized equipment delivery  Constant review of supply chain improvement opportunities by internal logistics team  Sourcing from multiple manufacturers to reduce single point supply chain exposure  Supply chain management  14

 Real-time monitoring of mining fleet to maximize uptime and efficiency  In-house development team supported by leading service providers  Several R&D initiatives underway to further optimize operations  15  Technology-enabled business  TBU  15

 Establishing a social license to operate and partnering with local communities is a core focus  Committed to working with and supporting local First Nations communities  Recent initiatives include:  Community Grants Program for Childress (Texas) and Mackenzie (BC)  Donation to Raven’s Nest Resort, located on Akisqnuk First Nation land  Donation to the Lheidli T’enneh Elder Society’s first ever Moccasin Walk  Sponsored the Mackenzie, BC ‘Spring Exposition’ trade fair  Sponsored the Mackenzie Mountaineers and Columbia Valley Rockies hockey clubs  Community initiatives  4th of July kids parade (Childress)  Mackenzie Mountaineers Junior A Hockey Club (Mackenzie)  Lheidli T’enneh Elder Society’s Moccasin Walk (Prince George)  16  ‘Spring Exposition’ trade fair (Mackenzie)

 Canal FlatsBritish Columbia, Canada  Land: 100% owned  Power Source: 100% renewable energy1  Power Capacity: 30MW  Miners: 0.8 EH/s  Status: Operating  Timing: Complete  Onsite fabrication facility supports BC build out  Center of excellence for research and development  Currently approximately 97% from direct renewable energy sources and approximately 3% from the purchase of RECs.  17

 Land: 100% owned  Power Source: 100% renewable energy1  Power Capacity: 80MW  Miners: 2.5 EH/s  Status: 1.5 EH/s (50MW) operating and 1.0 EH/s (30 MW) under construction  Expected Timing: End of Q4 2022  MackenzieBritish Columbia, Canada  Currently approximately 97% from direct renewable energy sources and approximately 3% from the purchase of RECs.  18

Prince George
British Columbia, Canada

- **Land:** 50-year lease[1]
- **Power Source:** 100% renewable energy[2]
- **Power Capacity:** 50MW
- **Miners:** 1.4 EH/s
- **Status:** Commissioning phase
- **Expected Timing:** September 2022





1. 30-year lease including 2 x 10-year extensions plus option to purchase within first 10 years.
2. Currently expected to be approximately 97% from direct renewable energy sources and approximately 3% from the purchase of RECs.

19

 Land: 100% owned  Power Source: Excess/under-utilized renewable energy1   Power Capacity: 40MW (initial), connection agreement for up to 600MW   Miners: 1.3 EH/s (initial)  Status: Preparatory construction and procurement activities ongoing; purchase orders placed on key long-lead items  Expected Timing: 2023  Childress CountyTexas, USA  Renewable power source and mix to be confirmed closer to time of commissioning.  20

 Financial Summary

 FY22 results – strong revenue and earnings growth YoY  +611%  +422%  +647%  +1,791%  Adjusted EBITDA is a non-IFRS measure. Please refer to page 23 for reconciliation to the comparable IFRS measure.  22

IrisEnergy

FY22 results – Adjusted EBITDA

US$'000	Year ended June 30, 2022	Year ended June 30, 2021
Bitcoin mining revenue	59,037	7,898
Electricity and other site costs [1]	(15,583)	(2,855)
Other corporate costs	(17,225)	(3,657)
Adjusted EBITDA	**26,229**	**1,386**
Adjusted EBITDA margin	**44%**	**18%**
Reconciliation to consolidated statement of profit or loss		
Add/(deduct):		
Other income	12	590
Foreign exchange gains	8,009	2,542
Share-based payments expense – founders [2]	(11,442)	(141)
Share-based payments – other [3]	(2,454)	(664)
Other expense items [4]	(4,297)	(443)
EBITDA	**16,057**	**3,270**
Fair value loss and interest expense on hybrid financial instruments [5]	(418,726)	(60,656)
Other finance expense	(6,715)	(519)
Interest income	79	6
Depreciation	(7,741)	(1,252)
Loss before income tax expense	**(417,046)**	**(59,151)**
Income tax expense	(2,724)	(1,239)
Loss after income tax expense	**(419,770)**	**(60,390)**

Non-cash. Founders primarily relate to $75 strike options ($370 - $1,850 initial share price vesting)

Non-cash mark-to-market of convertible notes converted into equity at IPO

1) Electricity and other site costs includes electricity charges, site employee benefits, repairs and maintenance and site utilities.
2) Share-based payments expense includes expenses recorded on Founder options, including (1) Founder price target options (Executive Director Liquidity and Price Target Options) that vested on IPO during the quarter ended December 31, 2021. No further expense will be recorded in relation to these price target options. (2) Founder long-term options (Executive Director Long-term Target Options) which were granted in September 2021 in connection with the IPO. These long-term options are currently "out of the money" with an exercise price of $75 and initial share price vesting conditions of $370, $650, $925 and $1,850 for each tranche granted. See note 31 of the consolidated financial statements for further information.
3) Share-based payments expense includes expense recorded in relation to incentives issued under the Employee Share Plans, Employee Option Plan and Non-Executive Director Option Plan.
4) Other expense items includes expenses incurred relating to the IPO and the exploration of multiple financing options that did not proceed due to current market conditions and available financing terms.
5) Includes fair value losses recorded on SAFE, convertible notes and associated embedded derivatives that were converted into ordinary shares upon the Group's listing on the Nasdaq. The net fair value losses recorded on these instruments represents the movement in the share price from date of issuance of these instruments to the IPO listing price of $28. All of these instruments converted to ordinary shares on November 16, 2021, the associated fair value gains/(losses) are non-cash movements and do not impact the cash position of the Group. See note 8 of the consolidated financial statements for further information.

The Group uses EBITDA and Adjusted EBITDA as a metric that is useful for assessing its operating performance before the impact of non-cash and other items. EBITDA is net profit or (loss) from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted for removing certain non-cash and other items, including share-based payment expenses, foreign currency gains/(losses) and one-time transactions.

23

FY22 results – consolidated statement of profit or loss  24  Non-cash. Primarily relates to founders’ $75 strike options ($370 - $1,850 initial share price vesting)  Primarily non-cash mark-to-market of convertible notes converted into equity at IPO  US$’000  Year ended   June 30, 2022  Year ended   June 30, 2021  Revenue  Bitcoin mining revenue  59,037  7,898  Other income  12  590      Expenses  Depreciation  (7,741)  (1,252)  Electricity charges  (10,978)  (2,654)  Employee benefits expense  (7,448)  (2,221)  Share-based payments expense  (13,896)  (805)  Impairment of assets  (167)  (432)  Loss on disposal of assets  -  (202)  Professional fees  (6,807)  (980)  Other operating expenses   (11,705)  (466)  Operating profit/(loss)  307  (524)  Finance expense  (425,441)  (61,175)  Interest income  79  6  Foreign exchange gain  8,009  2,542  Loss before income tax expense  (417,046)  (59,151)        Income tax expense  (2,724)  (1,239)  Loss after income tax expense  (419,770)  (60,390)

 FY22 results – consolidated statement of financial position  25  Primarily non-cash mark-to-market of convertible notes converted into equity at IPO  US$’000  As at   June 30, 2022  As at   June 30, 2021  Assets  Cash and cash equivalents  109,970    38,990  Other receivables  23,654    793  Prepayments and other assets   26,630    647  Total current assets  160,254    40,430  Property, plant and equipment  247,562    15,935  Right-of-use assets  1,253    1,404  Goodwill  634    659  Deferred tax assets  2,235    911  Mining hardware prepayments  158,184     75,129  Other assets  338    -   Total non-current assets  410,206    94,038  Total assets  570,460    134,468  Liabilities  Borrowings   60,484    71,983  Embedded derivatives  -     96,721  Income tax  1,204    533  Employee benefits  2,136  109  Trade and other payables  18,813    1,118  Provisions  2,469    -   Total current liabilities   85,106    170,464  Borrowings  47,803    11,840  Deferred tax liabilities   189    1,618  Total non-current liabilities   47,992    13,458  Total liabilities   133,098    183,922        Equity  Issued Capital  926,581    10,338  Reserves  (6,814)    2,843  Accumulated losses  (482,405)    (62,635)  Total equity   437,362   (49,454)  Total equity and liabilities  570,460  134,468

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